

Mail Stop 4631

August 14, 2017

Kathleen M. Lavoy
Interim Chief Legal Officer and Corporate Secretary
Great Lakes Dredge & Dock Corporation
2122 York Road
Oak Brook, IL 60523

> **Re:** **Great Lakes Dredge & Dock Corporation**
> **Registration Statement on Form S-4**
> **Filed August 11, 2017**
> **File No. 333-219880**

Dear Ms. Lavoy:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Sergio Chinos, Staff Attorney, at (202) 551-7844 with any questions.

Sincerely,

/s/ Pamela A. Long

Pamela A. Long
Assistant Director
Office of Manufacturing and
Construction

cc: Kenneth J. Najder, Esq.